

July 8, 2020

Thomas Wilkinson
Chief Executive Officer
Sonim Technologies, Inc.
6836 Bee Cave Road
Building 100, Suite 279
Austin, Texas 78746

>   **Re: Sonim Technologies, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 2, 2020**
>   **File No. 333-239664**

Dear Mr. Wilkinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing